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SUN LIFE FINANCIAL'S INVESTOR DAY REVIEWS STRATEGIC DIRECTION AND PROSPECTS FOR SOLID EARNINGS GROWTH

(TORONTO, November 14, 2002) - At a meeting with investors featuring simultaneous Internet broadcast, senior management of Sun Life Financial Services of Canada Inc. (Sun Life Financial, NYSE/TSX: "SLF") today outlined the Company's growth strategy and reviewed its earnings prospects for 2003. The Company expressed confidence in its ability to achieve double digit earnings growth given stable capital markets. This growth is expected to be driven by the completed integration of recent acquisitions, strong organic growth in the Company's core businesses, and a sophisticated approach to risk management which has maintained consistent financial performance in difficult capital markets. The Company reviewed innovative strategies for product development, expansion of distribution capabilities, and the capture of scale economies which will form the foundation for the expected growth.

Clarica Integration Sets the Pace for 2003 Earnings Growth
The Company expects its 2003 performance to receive a strong boost from the approximately $270 million in total cost savings to be achieved by year end as Clarica Life Insurance Company (Clarica) is fully integrated into Sun Life Financial. The Company provided key milestones by which this integration progress can be monitored. Primary responsibility for the Clarica integration is assigned to Bob Astley, President of Sun Life Financial Canada.

Mr. Astley said, "Today, just five months after closing this transaction, we are already more than half way to our final cost savings targets of $270 million. These savings represent only one component of the benefits from the combination of these two companies. Our larger scale will support more aggressive investment in product development and technology to the ultimate benefit of both our customers and our shareholders. These actions are expected to drive continued earnings growth over the longer term."

Powerful Competitive Positions in Selected U.S. Markets
Turning to the U.S., Sun Life Financial announced that its integration of Keyport Life Insurance Company (Keyport) and Independent Financial Marketing Group, Inc. (IFMG) has exceeded its initial objectives. This acquisition has strengthened the Company's capabilities across a broad range of annuity products while adding critical distribution strength. Keyport is expected to contribute $125 million to earnings in 2002, well ahead of management's initial projections.

Highlights of the Company's U.S. Operations were the strong growth performances in its Individual Insurance and Group Businesses, where annual earnings growth averaged 35 per cent and 30 per cent respectively for the period from the fourth quarter 1999 to the third quarter of 2002. James McNulty, Executive Vice-President, U.S. Operations, said, "Sun Life Financial has used its leading-edge product and distribution capabilities to carve out attractive niches in both of these businesses. We believe we can continue to grow both sales and earnings at a compound annual rate of 15 per cent or better over the long-term."

Phil Polkinghorn, Vice-President, Retirement Products and Services, highlighted the Company's close working relationship with MFS Investment Management Inc. (MFS) in variable annuities -a partnership which effectively leverages the Company's brands and has led to a favored position in the broker channel. The Company expressed caution relative to the 2003 earnings outlook for its annuities business, but showed investors how, despite market challenges, it expects to continue to create value through innovative product development, distribution strength, and prudent risk management in this consolidating business.

The Company believes it has achieved the scale to thrive within the ongoing consolidation in the annuities business and takes pride in its highly successful transaction with Keyport/IFMG as evidence of its capabilities to structure and integrate value-creating acquisitions. The Company reiterated its commitment to the annuities business despite the recent cyclical decline in profitability.

MFS - A Broadly Diversified Investment Manager
In a review of its global asset management operations, MFS highlighted its proprietary research process which has produced superior investment results, its broad distribution in retail and institutional markets, as well as its global capabilities of research and distribution. MFS has remained one of only a handful of asset managers that have achieved consistent net sales in each year since the market decline in March 2000. This has enabled MFS to maintain a high level of reinvestment in its businesses worldwide. John Ballen, Chief Executive Officer of MFS, also reviewed the Company's diversified business model emphasizing its proven model for launching investment management businesses in new geographic markets.

Asia's Attractive Prospects for Growth
Douglas Henck, Executive Vice-President, Asian Operations, reviewed the strategies over the last two years which have successfully revitalized the Company's position in Asia. Mr. Henck complimented his Asian management team for having launched new ventures in both India and China on a self-financed basis. Strong financial returns from the Company's mature Asian businesses have been used as the source of investment dollars to build these new Asian businesses and to make significant investments in the Company's Hong Kong business.

Mr. Henck said, "Our marketing success in Asia has been so strong that Asian sales may surpass total Sun Life Financial Canadian insurance sales as early as 2003."

U.K. Produces Enhanced Earnings While Reducing Risk
C. James Prieur, President and Chief Operating Officer, Sun Life Financial, said the Company's U.K. business has been restored to robust profitability where investors can expect to see consistent, long-term ROE's in the range of 15 to 20 per cent.

In addition, Mr. Prieur said, "We have been pleased with the results of our strategic use of comprehensive outsourcing. This program has helped us to reduce costs in the U.K. while simultaneously reducing our risk profile. We have also managed to release $400 million of capital previously committed to the U.K. business for more profitable deployment elsewhere in the enterprise."

Enhanced Disclosure and a Commitment to Financial Transparency
Sun Life Financial provided additional financial disclosure by detailing data on Provisions for Adverse Deviations ("PfAD's") and Sources of Earnings at the consolidated, corporate level, which are detailed in the table below.

"These are new financial disclosures for us," said Paul Derksen, Executive Vice-President and Chief Financial Officer, Sun Life Financial. "We are pleased to make this information available to the market. We view this ongoing disclosure as part of fulfilling our commitment to financial transparency."

New Financial Disclosures

Provisions for Adverse Deviations (C$ billions)
1999	2000	2001	2002E
3.0	3.1	3.9	6.0

Sources of Earnings (C$ millions)
	2001	1H'02
Expected Profit on Inforce Operations	1,148	976
Strain on New Business	(292)	(340)
Experience Gains & Losses	(233)	74
Changes in Assumptions	140	(25)
Earnings on Operations	763	685
Earnings on Surplus	396	144
Net Income before taxes	1,159	829
Taxes	246	266
Net Income before minority interests	913	563
Operating Earnings	872	549

Risk Management Strategies Maintain Stable, Consistent Earnings
Mr. Derksen elaborated on the Company's commitment to risk management and provided a thorough review of the Company's strategy for dealing with specialized risks associated with Guaranteed Minimum Death Benefits and Deferred Acquisition Costs. Mr. Derksen explained the design of a hedging strategy which has thus far allowed the Company to avoid charges from these items.

"Risk management is an inherent value at Sun Life Financial," said Mr. Derksen. "While the costs of our hedging strategy had reduced income through the second quarter of 2002, we never questioned the wisdom of protecting ourselves from volatile capital markets. Beginning in the third quarter of this year, the existence of the hedging strategy has played a critical role in maintaining stable earnings in a challenging market environment."

Commenting on the outlook for the balance of 2002 and into 2003 Mr. Derksen said, "Despite challenges from the decline in capital markets, we expect operating EPS in 2002 to grow by approximately 12 per cent. If equity market indices repeat their 2002 averages, we expect to achieve similar EPS growth in 2003."

Strength Across the Enterprise
Donald A. Stewart, Chairman and Chief Executive Officer, summarized the key messages of the day saying, "Sun Life Financial is relentless in its pursuit of operational excellence and has the depth of management and effectively diversified business mix to achieve its aggressive performance objectives. This management team has accomplished some remarkable progress in the last two and a half years since the Company's demutualization, and we believe Sun Life Financial has the momentum to create an exciting future."

New Stock Ticker Symbol
In a move to align with the corporate brand, the Company changed its stock ticker symbol to "SLF" and began trading with that symbol this morning.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2002 the Sun Life Financial group of companies has total assets under management of CDN $346.9 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLF".

Media Contact:

John Vincic 416-979-6070